Atlas Copco **Press Release from the Atlas Copco Group**

For fu[redacted]information please contact:
[redacted]n, Business Area President, Compressor Technique
[redacted]) 2938 or +32 (0)477 222 685
on, Media Relations Manager
22 23 12 or +44 (0)7971 65 01 15

06017250

RECEIVED
2006 OCT -3 A 11:3
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Atlas Copco opens screw compressor manufacturing plant in China

Stockholm, Sweden, September 28, 2006: Atlas Copco has today inaugurated Wuxitec, a new production plant to manufacture screw compressor elements in Wuxi, China, alongside the existing compressor manufacturing plant. The investment has a value of around MSEK 194 (MEUR 20.8).

A compressor element is the core component of a compressor. The demand for high quality screw compressors in China and Asia has been showing a solid and sustained growth during the past few years. At the same time, the introduction and market acceptance of new compressor models has further boosted the demand.

"This investment is a confirmation of our belief in the future growth of the Chinese market and also in the capabilities of our people in Wuxi," says Ronnie Leten, Business Area President, Atlas Copco Compressor Technique. *"This investment is a strategic expansion in order to serve our customers in China, as well as in the Asian region."*

The investment in the new Wuxitec plant consists of a new production hall and state of the art machine tools for the manufacturing of the compressor elements. Production starts at the same time as the inauguration.

The new plant in China complements the existing compressor element plant in Antwerp, Belgium, which will continue to produce elements for the other regions of the world. Elements manufactured by Wuxitec will be used mainly in compressors for the Chinese market but also for other parts of Asia.

Wuxitec is part of the Airtec division within Atlas Copco's Compressor Technique business area. The investment will create 60 new job opportunities over time.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2005, Atlas Copco had 27 000 employees and revenues of BSEK 53 (MEUR 5 600). Learn more at www.atlascopco.com.

Airtec is a division within Atlas Copco's Compressor Technique business area. It develops and manufactures compressor elements and core parts exclusively for use in Atlas Copco's oil-free and oil-injected screw compressors, tooth and turbo compressors. Airtec's headquarters, high tech laboratories and production center are located in Antwerp, Belgium.

PROCESSED
OCT 04 2006
THOMSON FINANCIAL

dw 10/3